Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London EC1Y 1AX
United Kingdom
Tel: 020.7972.9600
Int'l: +44.20.7972.9600
Fax: 020.7972.9602
www.ffhsj.com


03024323

SUPPL

Direct: +44 20 7972 9606
Fax: +44 20 7972 9602
ahmadsal@ffhsj.com

JUL 03 2003

July 3, 2003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FRIED FRANK HARRIS SHRIVER & JACOBSON

Re: *Premier Oil plc Rule 12g3-2(b) Exemption; File Number 82-2617*

Dear Sirs:

In accordance with the Premier Oil plc's exemption from disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed (i) a notification released to the London Stock Exchange concerning the resignation of a non-executive director and (ii) a notification released to the London Stock Exchange concerning the expected date of the court hearing relating to a scheme of arrangement.

Please acknowledge receipt of this submission by stamping and returning the enclosed copy of this letter to our messenger, who has been instructed to wait.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Very truly yours,



Salman Ahmad

Enclosures
52307

dlw 7/9

PREMIER OIL PLC

("Premier")

Resignation Of Non - Executive Director.

Premier today announces that Mr Richard Mew has resigned from the Board of Premier Oil.

Mr Mew represented Amerada Hess Corporation on the Premier Board and this announcement follows his recent resignation as Vice President of Business Development at Amerada Hess.

17 June 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson

Full Text Announcement

Company	Premier Oil PLC
TIDM	PMO
Headline	Restructuring update
Released	10:00 2 Jul 2003
Number	0527N

PREMIER OIL PLC
("Premier")

Restructuring Update – Approval Received

Premier is pleased to announce, in connection with its corporate restructuring, that details relating to the Yetagun pre-emption have now been finalised and formal Government approval from the Myanmar authorities for the transfer of the Myanmar business has been received.

Premier now expects the Court hearing regarding Premier's scheme of arrangement to take place on 9 July 2003. Further details are set out in the notes below.

Charles Jamieson, CEO of Premier Oil, said:

"We are extremely pleased to report that this landmark deal is now due to be completed. Premier will shortly be fully independent for the first time in eight years, free to pursue its stated strategy of adding value in its core areas in West Africa, South and South East Asia and the UK."

2 July 2003

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill — **Tel: 020 7457 2020**
James Henderson

Notes:

It is anticipated that the Court hearing in order to sanction the scheme of arrangement of Premier (the

"**Scheme**") will take place at the Court of Session, Edinburgh on 9 July 2003 and that the Scheme will become effective on the following business day. Upon the Scheme becoming effective, Premier's ordinary shares will cease to be listed on the London Stock Exchange and the Irish Stock Exchange, and the ordinary shares in the new group holding company will be admitted to trading in London only.

Further details relating to the restructuring are set out in the circular sent to Premier shareholders dated 11 October 2002 and further information regarding the expected timetable for completion of the restructuring, including the Court hearing to confirm the reduction of capital, will be provided in due course.

If for any reason the date of the Court hearing regarding Premier's scheme of arrangement changes, Premier will place details of the revised date on its web-site (*www.premier-oil.com*). Shareholders will have the right to appear and be heard at this Court hearing. Any shareholders who are interested in attending the Court hearing should contact Stephen Huddle at Premier.

END

Company website

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